                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 6-K

                                ----------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2002

                           ALESTRA, S. de R.L. de C.V.
                 (Translation of Registrant's Name into English)

                    Ave. Lazaro Cardenas No. 2321, 9th Floor
                          Col. Residencial San Agustin
                         Garza Garcia N.L. 66260 Mexico
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]      Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                Table Of Contents

Cautionary Statement on Forward-Looking Statements...............................................................3
Item 1. Management's Discussion and Analysis of Financial Condition and Results of
        Operations...............................................................................................4
Item 2. Financial Statements...................................................................................F-1

         This Form 6-K consists of Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. ("Alestra") and its sole subsidiary, Servicios Alestra, S.A. de C.V. ("Servicios Alestra") for the three month period ended September 30, 2002.

     In this report, unless the context otherwise requires, the terms "we," "us," "our," "our company" and "ourselves" mean Alestra and its sole subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

     This report contains words, such as "believe," "will," "expect" and "anticipate" and similar expressions, that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to:

o competition in long distance, data and internet services and local services;

o    our ability to service our debt;

o    limitations on our access to sources of financing on competitive terms;

o    significant economic or political developments in Mexico and the U.S.;

o changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

o    our need for substantial capital;

o    general economic conditions, including the economic slow-down in the U.S.;

o performance of financial markets and thus our ability to refinance our obligations when they come due;

o    our history of operating losses;

o    the risks associated with our ability to implement our growth strategy;

o    customer turnover;

o    technological innovations;

o    interest rate levels;

o    currency exchange rates, including the Mexican Peso ("Peso," "Ps." or "Ps")
     - U.S. Dollar ("Dollar," "dollar," "$" or "US$") exchange rate; and

o    changes in the policies of central banks and/or foreign governments.

     Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations.

     Please note that some figures in this Form 6-K may not sum due to rounding.

Three and nine month periods ended September 30, 2002

     Revenues

     Total revenues for the three-month period ended September 30, 2002 decreased 8.9%, or Ps. 108.8 million, to Ps. 1,107.8 million from Ps. 1,216.7 million for the three-month period ended September 30, 2001. For the nine-month period ended September 30, 2002, total revenues decreased 9.8%, or Ps. 335.9 million, to Ps. 3,077.5 million from Ps. 3,413.5 million in the same period in the previous year.

     Revenues from domestic long distance services for the three-month period ended September 30, 2002 decreased 28.8%, or Ps. 141.3 million, to Ps. 350.0 million from Ps. 491.2 million for the three-month period ended September 30, 2001. For the nine-month period ended September 30, 2002, domestic long distance revenues decreased 28.5%, or Ps. 437.2 million, to Ps. 1,097.1 million from Ps. 1,534.4 million in the same period in 2001. This decrease was primarily caused by a 21.9% reduction in domestic long distance volume, as a result of the economic slow-down which started in the latter part of 2001 while prices charged to customers remained constant. As a percentage of total revenues, domestic long distance for the nine-month period ended September 30, 2002 was 35.7% compared to 45.0% recorded in the same period in the previous year.

     Revenues from international long distance services for the three-month period ended September 30, 2002 decreased 10.3%, or Ps. 59.4 million to Ps.
517.8 million from Ps. 577.2 million for the three-month period ended September 30, 2001. The international settlement rate in January and February of 2002 was $0.1350 for northbound and southbound traffic and since March 1, 2002 it has been $0.055 per minute for calls originated in the U.S. and terminated in Mexico City, Guadalajara and Monterrey, $0.085 per minute for calls originated in the U.S. and terminated in most other large or medium cities and $0.1175 per minute for calls originated in the U.S. and terminated in all other cities in Mexico. Since March 1, 2002,we have paid $0.055 per minute for outgoing international traffic terminated in the U.S. The current international settlement rates represent a continuing trend of declining rates which has persisted since we began operations. Since 1997, rates have fallen 78.2% from $0.395 per minute to their current level as described above with a current weighted average of approximately $0.087 per minute. If the current proportional return system relating to incoming international calls were to change in early 2004 to a open system, when the current rate agreement expires, additional downward pressure on rates would likely occur given that U.S. carriers, including AT&T, have frequently indicated they will demand parity between international settlement for incoming and outgoing rates that are based on the cost of terminating the calls. Revenues from international long distance services for the nine-month period ended September 30,2002 decreased 7.6%, or Ps. 109.3 million, to Ps. 1,333.2 million from Ps. 1,442.5 million in the same period in 2001. This decrease in revenues was primarily caused by the reduction in international settlement rates already explained and was partially offset by a 9.3% increase in international long distance volume. International long distance revenues represented 43.3% of total revenues during the nine-month period ended September 30, 2002 compared to 42.3% during the same period of 2001.

     Data and internet service revenues, which primarily consist of internet, frame relay, private lines and direct access, reached Ps. 201.6 million during the three-month period ended September 30, 2002, a 46.1% increase over the Ps.
138.0 million recorded during the three-month period ended September 30, 2001. Data and internet service revenues represented 18.2% of total revenues during the three-month period ended September 30, 2002 compared to 11.3% during the same period of 2001. For the nine-month period ended September 30, 2002, data and internet service revenues amounted to Ps. 553.7 million, increasing 30.8% or Ps. 130.5 million, from Ps. 423.2 million in the comparable period in 2001. Data and internet service revenues represented 18.0% of total revenues during the nine-month period ended September 30, 2002 compared to 12.4% during the same period of 2001. The increase in data and internet service revenue is a result of organic growth in the data service market in Mexico, which has comparatively low internet and broadband penetration rates as compared with the U.S., as well as the effective measures taken to implement our strategy of becoming a full broadband service provider through marketing and the introduction of new services.

     We started offering local services in the first quarter of 2001. Local service revenues reached Ps. 38.5 million during the three-month period ended September 30, 2002, compared to the Ps. 10.3 million recorded during the three-month period ended September 30, 2001. Local service revenues represented 3.5% of total revenues during the three-month period ended September 30, 2002 compared to the 0.8% recorded during the comparable period in 2001. For the nine-month period ended September 30, 2002, local service revenues amounted to Ps. 93.4 million, compared to the Ps. 13.4 million in the comparable period in 2001. Local service revenues represented 3.0% of total revenues during the nine-month period ended September 30, 2002. This is due to the increase in our customer base as a natural result of the roll-out of the service.

     Cost of services

     Cost of services which consists primarily of local access charges, special project charges, resale expenses, international settlement payments and fees for leased lines, decreased 20.7%, or Ps. 129.9 million, to Ps. 498.5 million for the three-month period ended September 30, 2002 from Ps. 628.4 million for the three-month period ended September 30, 2001. As a percentage of total revenues, cost of services decreased to 45.0% for the three-month period ended September 30, 2002, from 51.6% for the three-month period ended September 30, 2001. The improvement is primarily due to the reduction in the interconnection rates to access Telmex's local network from US$0.0125 per minute to US$0.00975 per minute which became effective on January 1, 2002. Beginning on January 1, 2002, Telmex lowered the rate it charges to the competitive telecommunication providers, such as Alestra, for interconnection leased lines and its co-location fees to 55% of the lowest rate that Telmex charges its private customers. Telmex maintained its off-network charges which is the resale tariff that Telmex charges for terminating or originating calls out of our network to 75% of the lowest rate that Telmex charges to any customer or carrier for domestic or international long distance traffic. Additionally, beginning in January 1, 2002, Telmex lowered the rate it charges to the competitive telecommunication providers for private leased lines according to a volume discount.

     For the nine-month period ended September 30, 2002, cost of services amounted to Ps. 1,358.3 million, or 44.1% of revenues, decreasing 18.2% or Ps.
302.3 million, from Ps. 1,660.6 million, or 48.6% of revenues, for the nine-month period ended September 30, 2001.

     Gross Profit

     Gross profit, which is defined as revenues minus costs of services, for the three-month period ended September 30, 2002 increased 3.6% or Ps. 21.1 million to Ps. 609.4 million from Ps. 588.3 million. For the nine-month period ended September 30, 2002, gross profit totaled Ps. 1,719.2, a 1.9% reduction from the Ps. 1,752.9 million recorded during the same period of 2001. The decline in gross profit reflected the 9.8% decline in revenues which was partially offset by a 18.2% decline in cost of service. Despite the small decline in the overall level of gross profit, our gross margin, which is gross profit divided by revenue, increased to 55.9% from 51.4% in the first nine months of 2001 as compared to the same period in 2002. This margin improvement reflects the larger relative decline in costs as compared to revenues. As a result of the factors described in the revenues and cost of services section.

     Gross profit for domestic long distance services for the three-month period ended September 30, 2002, decreased 9.0% or Ps. 19.1 million to Ps. 192.4 million from Ps. 211.4 million in the comparable period of 2001. For the nine-month period ended September 30, 2002, gross profit for domestic services decreased 18.1% or Ps. 146.9 million to Ps. 662.3 million from Ps. 809.2 million recorded during the nine-month period ended September 30, 2001. This 18.1% decline in gross profit was driven by the 28.5% decrease in domestic long distance revenues which was only partially offset by the 22% decline in local interconnection rates charged by Telmex, as well as the lower rates charged by Telmex for leased lines, co-location fees, and off-network charges.

     Gross profit for international long distance services for the three-month period ended September 30, 2002, decreased 19.1% or Ps. 50.4 million to Ps.
214.1 million from Ps. 264.5 million in the comparable period of 2001. For the nine-month period ended September 30, 2002, gross profit for international services decreased 11.1% or Ps. 70.3 million to Ps. 565.8 million from Ps. 636.2 million recorded during the nine-month period ended September 30, 2001. The decline in gross profits generated by international long distance service occurred as a result of a 7.6% decline in international long distance revenues, partially offset by the new lower settlement rates applicable in 2002.

     Gross profit for data and internet services for the three-month period ended September 30, 2002, increased 56.5% or Ps. 59.9 million to Ps. 165.9 million from Ps. 106.0 million in the comparable period of 2001. For the nine-month period ended September 30, 2002, gross profit for data and internet services increased 36.4% or Ps. 109.5 million to Ps. 410.0 million from Ps.
300.5 million recorded during the nine-month period ended September 30, 2001. The growth in gross profit of our data and internet business was a result of revenue growth accompanied by stable costs.

     Gross profit for local service during the three-month period ended September 30, 2002 reached Ps. 37.0 million, compared to the Ps. 6.3 million recorded during the same period 2001. For the nine-month period ended September 30, 2002, gross profit for local service was Ps. 81.0 million, compared to the Ps. 7.0 million recorded during the comparable period of previous year as a result of our continued customer acquisition and roll-out of local service.

     Administration, selling and other operating expenses

     Administration, selling and other operating expenses, which consist primarily of wages, salaries and benefits, consulting fees, billing and collection fees, building maintenance, advertising expenses, and the allowance for doubtful accounts, decreased 2.5% or Ps. 11.1 million, to Ps. 440.6 million for the three-month period ended September 30, 2002 from Ps. 451.7 million for the three-month period ended September 30, 2001. This reduction in administration, selling and other operating expenses is primarily due to our efforts to control costs which include lowering headcount and cutting marketing and training expenses. For the nine-month period ended September 30, 2002, administration, selling and other operating expenses decreased 3.1% to Ps. 1,232.9 million, when compared to the Ps. 1,272.5 million recorded during the comparable period of 2001. This reduction in administration, selling and other operating expenses is primarily due to our efforts to control costs which include lowering headcount and cutting marketing and training expenses. The decline for the full year 2002 is expected to be greater as the impact of these cost reduction initiatives, as well as new ones implemented in the later half of the year, are fully implemented.

     Depreciation and amortization

     Depreciation and amortization decreased 13.8%, or Ps. 33.5 million, to Ps.
208.5 million for the three-month period ended September 30, 2002, from Ps.
242.1 million for the three-month period ended September 30, 2001. For the nine-month period ended September 30, 2002, depreciation and amortization decreased 6.4% or Ps. 46.4 million, to Ps. 674.8 million, from Ps. 721.2 million in the comparable period in 2001. The nine-month period ended September 30, 2001 included an accelerated depreciation of the previous billing and customer care platform which was no longer in effect for the nine-month period ending September 30, 2002.

     Operating loss

     Due to the factors described above, operating loss decreased 62.3% from Ps.
105.5 million for the three-month period ended September 30, 2001 to Ps. 39.8 million for the same period in 2002. For the nine-month period ended September 30, 2002, operating loss decreased 21.8%, or Ps. 52.4 million, to Ps. 188.4 million from Ps. 240.8 million recorded during the same period in 2001.

     Comprehensive financial result

     The following table sets forth our comprehensive financial results for the periods under review:



                                                       Three month period ended    Nine month period ended
                                                            September 30,               September 30,
                                                            -------------               -------------
                                                        2001             2002       2001            2002
                                                        ----             ----       ----            ----
Interest expense                                      (193.7)           (218.9)   (600.4)         (602.6)
Interest income                                         13.5               1.2      49.0            14.8
Exchange (loss) gain, net                             (278.4)           (133.1)      5.4          (652.2)
Gain from monetary position                             69.0              83.3     181.2           232.5
                                                         ----              ----     -----           -----
Comprehensive financial result, net                   (389.6)           (267.5)   (364.9)       (1,007.6)


     The comprehensive financial loss was Ps. 267.5 million for the three-month period ended September 30, 2002, compared to Ps. 389.6 million for the three-month period ended September 30, 2001. For the nine-month period ended September 30, 2002 comprehensive financial net loss was Ps. 1,007.6 million, compared to a comprehensive financial net loss of Ps. 364.9 million for the nine-month period ended September 30, 2001 primarily due to the exchange loss during the first nine months of 2002. Exchange loss for the three-month period ended September 30, 2002 was Ps. 133.1 million compared to Ps. 278.4 million in the comparable period of 2001. This is explained by the 2.1% depreciation of the peso against the U.S. dollar compared to 5.1% during the same period of 2001. For the nine-month period ended September 30, 2002, exchange loss was Ps. 652.2 million, compared to an exchange gain of Ps. 5.4 million in the comparable period of 2001. This was due to the 11.2% depreciation of the Peso against the U.S. dollar compared to a 0.5% depreciation during the same period of 2001. Gain from monetary position increased 20.7%, or Ps. 14.3 million, from Ps. 69.0 million for the three-month period ended September 30, 2001 to Ps. 83.3 million for the three-month period ended September 30, 2002. This increase is explained by the reduction in our monetary position, current assets, due to the interest payment made on May 15, 2002. Gain from monetary position represents the inflationary effect, measured in terms of the NCPI, on the monetary assets and liabilities of Alestra at the beginning of each month. Gain from monetary position increased 28.3% or Ps. 51.3 million, from Ps. 181.2 million for the nine-month period ended September 30, 2001 to Ps. 232.5 million for the nine-month period ended September 30, 2002. This increase is primarily due to a higher Mexican inflation rate of 3.9% for the nine-month period ended September 30, 2002, compared to 3.4% for the nine-month period ended September 30, 2001.

     Interest income decreased 91.0%, or Ps. 12.3 million, to Ps. 1.2 million for the three-month period ended September 30, 2002 from Ps. 13.5 million for the three-month period ended September 30, 2001. This decrease is mainly attributable to lower interest earnings generated by the reduction in the interest reserve account created as collateral for the 12-1/8% senior notes due 2006, and the 12-5/8% senior notes due 2009, both issued in May 1999 (together, the "senior notes"). This reserve was completely exhausted with the interest payment that took place on May 15, 2002. For the nine-month period ended September 30, 2002, interest income was Ps. 14.8 million, 69.9% lower than the Ps. 49.0 million recorded during the same period in 2001.

     Interest expense increased Ps. 25.2 million, from Ps. 193.7 million for the three-month period ended September 30, 2001 to Ps. 218.9 million for the three-month period ended September 30, 2002. For the nine-month period ended September 30, 2002, interest expense was Ps. 602.6 million, slightly higher than the Ps. 600.4 million for the same period in 2001.

     Income taxes

     We and our sole subsidiary, Servicios Alestra, S. A. de C.V., are subject separately to the payment of income tax and asset tax, which are computed by each legal entity. During the 2002 fiscal year, we will not pay asset tax because we have an asset tax credit stemming from accelerated depreciation booked in 1996 and 1997 which allowed us to offset the asset tax. For the three-month period ended September 30, 2002, Servicios Alestra recorded asset tax of Ps. 1.1 million. For the nine-month period ended September 30, 2002, Servicios Alestra, S.A. de C.V. recorded asset tax of Ps. 3.3 million. We have generated substantial tax losses; accordingly, no income tax provisions have been included in the income statements for the nine-month period ended September 30, 2002.

     Net Income (loss)

     For the reasons discussed above, we recorded net loss of Ps. 320.2 million for the three-month period ended September 30, 2002 compared to a loss of Ps.
498.1 million recorded during the same period in 2001. For the nine-month period ended September 30, 2002, net loss was Ps. 1,214.9 million, compared to the Ps.
611.9 million recorded during the nine-month period ended September 30, 2001.

Liquidity and capital resources

     In building our telecommunications network, we incurred substantial debt obligations including our senior notes due 2006 and our senior notes due 2009, which we refer to as our "existing notes". Our existing notes, which account for 97% of our long-term debt, require annual debt service payments of $74.3 million, including additional amounts required to be paid in connection with withholding taxes. Upon consummation of the existing notes offering in 1999, we deposited $194.0 million of the proceeds of the offering in two escrow accounts to service the first six interest payments on the notes. We have not made any interest payments on the existing notes from cash flows from our operations and we used all of the remaining amounts in the escrow accounts to make our May 15, 2002 interest payments on the existing notes. There is no more cash in the escrow accounts. We did not make the November 15, 2002 interest payment on the existing notes.

     We do not expect future cash flows to be sufficient to make future interest payments on the existing notes unless we receive additional funding from an outside source. As a result of the factors described below, we have not generated sufficient cash flows from our operations to make the November 15, 2002 interest payments on the existing notes:

o the high capital expenditures required to build and maintain our network, which has resulted in a high debt service burden;

o the economic slow-down in the U.S. and Mexico, which has resulted in lower than forecasted call volume;

o the global downturn in the telecommunications industry, which has restricted our access to the capital markets;

o the completion of our shareholders' obligations to make capital contributions to us and the fact that no additional capital contributions have been made since April 15, 1999;

o the dominant position of Telmex, on which we rely to provide interconnection services to most of our customers;

o ineffective regulation that inflates our interconnection costs and restricts our ability to increase our market share;

o lower international settlement rates received from foreign telephone carriers;

o lower domestic long distance rates resulting from competition from other domestic carriers; and

o    high residential customer attrition and churn rates.

     In addition, our liquidity has been materially and adversely affected by a significant constriction in the terms of our trade payables. Further tightening of these terms will likely result if our financial condition does not improve.

     In response to these developments, we are seeking to implement a restructuring plan which will, if successfully implemented, lower our debt service obligations to more closely align the payments with our cash flow and extend the maturities of the existing notes.

     Current Liquidity

     As of September 30, 2002, December 31, 2001 and September 30, 2001, we had Ps. 101.7 million, Ps. 250.3 million, and Ps. 199.8 million of unrestricted cash available, respectively. Unrestricted cash decreased by 59.4% during the period from December 31, 2001 to September 30, 2002 primarily due to the $20.0 million of principal payments made under our BNP-Paribas credit facility described below.

     As of September 30, 2002, December 31, 2001 and September 30, 2001 our ratio of current assets to current liabilities was 0.65x, 0.81x, and 1.01x, respectively. Our ratio of current assets to current liabilities decreased during the period from December 31, 2001 to September 30, 2002 primarily due to the depletion of the funds in the escrow account established to make interest payments on the senior notes through May 15, 2002.



                                    As of                 As of                   As of                  As of
                               October 30, 2002     September 30, 2002     September 30, 2001      December 31, 2001
                               ----------------     ------------------     ------------------      -----------------
                                                 (in millions of constant pesos, excluding ratios)
Unrestricted Cash
Balance                           Ps. 80.2             Ps. 101.7               Ps. 199.8              Ps. 250.3
Current Ratio (times)           Not Available             0.65x                   1.01x                  0.81x

     Resources generated from, or used in, operating activities. Resources generated from operating activities decreased Ps. 366.7 million from a gain of Ps. 149.0 million to a loss of Ps. 217.8 million in the first nine months of 2002 from the same period in 2001; this decrease was primarily due to the 11.2% of depreciation of the Peso against the dollar.

     Resources used in, or generated from, investing activities. Resources used in investing activities were Ps. 302.8 million and Ps. 145.5 million in the first nine months of 2001 and 2002, respectively. The reduction was due to the payment of interest which was deducted from the escrow account, which was offset by a lower level of capital expenditures during the nine-month period ended September 30, 2002.

     Resources used in, or generated from, financing activities. Resources provided from financing activities increased Ps. 46.0 million from Ps. 168.6 million to resources of Ps. 214.6 million in the first nine months of 2002 from the same period in 2001; this increase was the result of the 11.2% depreciation of the peso against the dollar, which increased the amount in pesos of our dollar denominated debt.

     Under Mexican GAAP, the sources and uses of resources are determined based upon the differences between beginning and ending financial statements balances in Mexican pesos of constant purchasing power. In addition, they include certain non-cash items such as monetary gains and losses and unrealized foreign currency translation gains and losses, which are eliminated in the cash flows presented under U.S. GAAP.

     EBITDA (operating income plus depreciation and amortization) was Ps. 156.9 million for the three-month period ended September 30, 2002 as compared to Ps.
134.9 million for the same period in 2001. EBITDA as a percentage of revenue was 14.2% and 11.1% for the three-month period ended September 30, 2002, and 2001, respectively. For the nine-month period ended September 30, 2002, EBITDA decreased 1.5% or Ps. 7.4 million to Ps. 470.9 million, from the Ps. 478.2 million recorded during the same period of 2001.

     The Existing Notes

     In May 1999, we completed the offering of the existing notes. The existing notes pay interest semi-annually in cash in arrears on May 15 and November 15 beginning on November 15, 1999. An escrow account from the proceeds of the offering of the existing notes was created to guarantee the first six scheduled interest payments. The escrow account was exhausted on May 15, 2002,and the first cash interest payment that we had to make with our internally generated funds was due on November 15, 2002. We did not make the November 15, 2002 interest payments on the existing notes.

     Our cash flow from operations was not sufficient to meet the interest payment on the existing notes due on November 15, 2002, and as a result, we have not made those payments. As of the date of this report, we are 12 days overdue in making the November 15 interest payments on the existing notes. If we do not make the November 15 interest payments on the existing notes prior to December 15, 2002 the holders of our existing notes will have the right to accelerate the outstanding principal and accrued and unpaid interest on the existing notes.

     We had a revolving credit line from BNP-Paribas for working capital purposes in the amount of $25.0 million. This facility was due on July 1,2002, but we renegotiated with BNP-Paribas an extension of the maturity of the credit line. On July 1, August 15, October 1, and October 15, 2002, we paid $12.5 million, $7.5 million, $2.5 million and $2.5 million, respectively.

     Other Indebtedness

     In August 2000, we received a credit line from Hewlett Packard de Mexico, S.A. de C.V. to fund information technology and telecommunication equipment and services. As of September 30, 2002, the balance of such facility was $16.3 million. Such amount, which is payable within the next three years, is subject to an annual fixed interest rate of 10.08%. We also have a capital lease contract for telecommunications equipment with the Capita Corporation de Mexico, S.A. de C.V., with a balance as of September 30, 2002 of $4.9 million, payable within the next three years.

     Credit Rating

     On July 31, 2002 Standard & Poor's lowered our foreign and local currency corporate ratings to CC from CCC+ and said we would likely default on our debt obligations during 2002. CCC+ is the 4th-lowest rating category out of 22 used by Standard & Poor's; it describes obligations which Standard & Poor's believes are currently vulnerable to nonpayment and for which the obligor is not likely to have the capacity to meet its financial commitment on the obligation in the event of adverse business, financial, or economic conditions. CC is the 2nd-lowest rating category out of 22; it describes obligations which Standard & Poor's believes are currently highly vulnerable to nonpayment.

     On November 18, 2002 Standard & Poor's lowered our foreign and local currency corporate ratings to D from CC. CC is the 2nd-lowest rating category out of 22; it describes obligations which Standard & Poor's believes are currently highly vulnerable to non-payment. D is Standard & Poor's lowest rating and signifies a payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that the payments will be made during the grace period.

     On August 8, 2002 Moody's Investors Service lowered all ratings on the existing notes from Caa1 to Ca, stating that "based upon current long distance network asset valuations, Moody's considers that debt holders face poor recovery prospects in a distress scenario". Caa1 is the 4th-lowest rating category out of 22 used by Moody's; it describes obligations which Moody's believes are of poor standing and which may be in default or for which there may be present elements of danger with respect to principal or interest. Ca is the 2nd-lowest rating category out of 22; it describes obligations which Moody's believes are speculative in a high degree and which are often in default or have other marked shortcomings. In light of Standard &

Poor's recent downgrading and our failure to make the November 15, 2002 interest payments on the existing notes, we expect Moody's to further downgrade its ratings of our existing notes in the near future.

     These ratings are provided by Moody's and Standard & Poor's to help investors analyze the credit risks associated with fixed-income securities. Ratings also provide reliable, credible, and independent assessments of credit risk to investors. Moody's and Standard & Poor's, in determining ratings, consider empirical factors such as liquidity, profitability, and leverage as well as subjective factors such as the quality of management.

     As a result of these negative credit ratings and downgrades, our sources for short-term financing have disappeared and impeded our ability to finance our operations. Furthermore, the negative publicity surrounding these recent downgrades has affected our trade payables and ability to obtain new customers.

     Our total outstanding indebtedness bears interest at fixed rates and is dollar- denominated. We are not currently engaged in any hedging activity to minimize the risk of changes in the value of Peso relative to the dollar. Given the nature of our revenues derived from international incoming traffic, which are dollar-denominated, and of our costs and expenses, which are principally peso-denominated, we believe we will be only partially insulated from potential exchange rate fluctuations. We may use hedging activities to minimize currency risks in the future.

                          ALESTRA, S. de R.L. de C.V.

                      INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                       September 30, 2001 and 2002

Consolidated Balance Sheets as of December 31, 2001 and September 30, 2002 (unaudited)................ F-2
Unaudited Condensed Consolidated Statements of Income for the three and nine months periods ended
  September 30, 2001 and 2002......................................................................... F-3
Unaudited Condensed Consolidated Statements of Changes in Stockholders' Equity for the nine months period ended September 30, 2001 and 2002............................................................ F-4
Unaudited Condensed Consolidated Statements of Changes in Financial Position for the nine months ended
  September 30, 2001 and 2002......................................................................... F-5
Notes to Unaudited Condensed Consolidated Financial Statements........................................ F-6

                  ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
 (Expressed in thousands of Mexican Pesos in purchasing power as of September
                                   30, 2002)

                                                       December 31,  September 30,
                                                           2001          2002
                                                       ------------  -------------
                                                                      (Unaudited)
                     Assets
CURRENT ASSETS:
   Cash and cash equivalents.......................... Ps   250,380  Ps   101,708
   Trade receivables, net.............................      409,687       494,283
   Receivables from domestic operator, net............       94,024       102,205
   Due from affiliates and other related parties......       57,959       338,111
   Recoverable taxes..................................          649           645
   Other receivables..................................       66,868        67,902
   Prepaid expenses and other assets..................       52,414        60,069
   Restricted investments.............................      326,224            --
                                                       ------------  ------------
       Total current assets...........................    1,258,205     1,164,923
REAL ESTATE AND EQUIPMENT, NET........................    5,285,270     5,416,545
DEFERRED CHARGES AND OTHER ASSETS, NET................    1,654,819     1,394,097
                                                       ------------  ------------
       Total assets...................................    8,198,294     7,975,565
                                                       ============  ============

      Liabilities and stockholders' equity
CURRENT LIABILITIES:
   Accounts payable...................................      537,025       599,403
   Bank loans and notes payable.......................      281,179       134,252
   Due to affiliates and other related parties........       65,126        35,200
   Accrued expenses and other payables................      673,110     1,012,542
                                                       ------------  ------------
       Total current liabilities......................    1,556,440     1,781,397
LONG-TERM LIABILITIES:
   Senior debt notes..................................    5,416,085     5,795,019
   Bank loans and notes payable.......................      148,904       131,518
   Other long-term liabilities........................       33,074        39,082
                                                       ------------  ------------
       Total liabilities..............................    7,154,503     7,747,016
                                                       ------------  ------------
STOCKHOLDERS' EQUITY:
Majority interest:
   Nominal capital stock..............................    5,371,386     5,371,386
   Restatement of capital stock.......................    3,523,443     3,523,443
                                                       ------------  ------------
                                                          8,894,829     8,894,829
Accumulated deficit...................................   (7,851,040)   (8,666,282)
                                                       ------------  ------------
       Total majority interest........................    1,043,789       228,547
Minority interest.....................................            2             2
                                                       ------------  ------------
       Total stockholders' equity.....................    1,043,791       228,549
CONTINGENCIES AND COMMITMENTS.........................           --            --
                                                       ------------  ------------
       Total liabilities and stockholders' equity..... Ps 8,198,294  Ps 7,975,565
                                                       ============  ============

   The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

                  ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

             UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
 (Expressed in thousands of Mexican Pesos in purchasing power as of September
                                   30, 2002)

                                              Three months period       Nine months period
                                              ended September 30,      ended September 30,
                                            ----------------------  -------------------------
                                               2001        2002         2001         2002
                                            ----------  ----------  -----------  ------------
REVENUES:
Long distance services:
   Domestic................................  Ps491,236   Ps349,956  Ps1,534,368   Ps1,097,147
   International...........................    577,186     517,777    1,442,514     1,333,241
Other:
   Data and internet.......................    137,977     201,574      423,207       553,725
   Local service...........................     10,289      38,538       13,376        93,423
                                            ----------  ----------  -----------  ------------
                                             1,216,688   1,107,845    3,413,465     3,077,536
                                            ----------  ----------  -----------  ------------
COST OF SERVICES:
Long distance services:
   Domestic................................   (279,813)   (157,590)    (725,180)     (434,819)
   International...........................   (312,663)   (303,681)    (806,364)     (767,412)
Other:
   Data and internet.......................    (31,946)    (35,632)    (122,665)     (143,680)
   Local service...........................     (3,977)     (1,575)      (6,349)      (12,382)
                                            ----------  ----------  -----------  ------------
                                              (628,399)   (498,478)  (1,660,558)   (1,358,293)
Administration, selling and other operating
  expenses.................................   (451,708)   (440,627)  (1,272,530)   (1,232,854)
Depreciation and amortization..............   (242,060)   (208,537)    (721,219)     (674,815)
                                            ----------  ----------  -----------  ------------
Operating loss.............................   (105,479)    (39,797)    (240,842)     (188,426)
                                            ----------  ----------  -----------  ------------
COMPREHENSIVE FINANCIAL RESULT:
   Interest expense........................   (193,714)   (218,878)    (600,419)     (602,629)
   Interest income.........................     13,522       1,223       48,977        14,762
   Exchange (loss) gain, net...............   (278,368)   (133,108)       5,369      (652,192)
   Gain from monetary position.............     69,009      83,286      181,199       232,491
                                            ----------  ----------  -----------  ------------
                                              (389,551)   (267,477)    (364,874)   (1,007,568)
                                            ----------  ----------  -----------  ------------
OTHER EXPENSE, NET.........................     (1,672)    (11,868)      (2,142)      (15,538)
                                            ----------  ----------  -----------  ------------
Loss before provision for asset tax........   (496,702)   (319,142)    (607,858)   (1,211,532)
Asset tax..................................     (1,392)     (1,097)      (4,041)       (3,322)
                                            ----------  ----------  -----------  ------------
Net loss................................... (Ps498,094) (Ps320,239)  (Ps611,899) (Ps1,214,854)
                                            ==========  ==========  ===========  ============

   The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

                  ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

                UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
                        CHANGES IN STOCKHOLDERS' EQUITY
         FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2001 AND 2002
 (Expressed in thousands of Mexican Pesos in purchasing power as of September
                                   30, 2002)

                                                 Restatement                                                        Total
                                                     of       Deficit from   Accumulated    Majority   Minority stockholders'
                              Fixed  Variable   capital stock restatement      Losses       Interest   Interest    equity
                              ----- ----------- ------------- ------------  ------------  -----------  -------- -------------
Balance at December 31, 2000. Ps300 Ps5,371,086  Ps3,523,443  (Ps1,186,300) (Ps5,667,133) Ps2,041,396     Ps2    Ps2,041,398
Comprehensive income.........    --          --           --       (82,632)     (611,899)    (694,531)     --       (694,531)
                              ----- -----------  -----------  ------------  ------------  -----------    ----    -----------
Balance at September 30, 2001
 (Unaudited)................. Ps300 Ps5,371,086  Ps3,523,443  (Ps1,268,932) (Ps6,279,032) Ps1,346,865     Ps2    Ps1,346,867
                              ===== ===========  ===========  ============  ============  ===========    ====    ===========

Balance at December 31, 2001. Ps300 Ps5,371,086  Ps3,523,443  (Ps1,527,866) (Ps6,323,174) Ps1,043,789     Ps2    Ps1,043,791
Comprehensive income.........    --          --           --       399,612    (1,214,854)    (815,242)     --       (815,242)
                              ----- -----------  -----------  ------------  ------------  -----------    ----    -----------
Balance at September 30, 2002
 (Unaudited)................. Ps300 Ps5,371,086  Ps3,523,443  (Ps1,128,254) (Ps7,538,028)   Ps228,547     Ps2      Ps228,549
                              ===== ===========  ===========  ============  ============  ===========    ====    ===========

   The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

                 ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

                  UNAUDITED CONDENSED CONSOLIDATED STATEMENTS
                       OF CHANGES IN FINANCIAL POSITION
 (Expressed in thousands of Mexican Pesos in purchasing power as of September
                                   30, 2002)

                                                                                     For the nine months
                                                                                     ended September 30,
                                                                                  -------------------------
                                                                                      2001         2002
                                                                                  -----------  ------------
OPERATING ACTIVITIES:
Net loss......................................................................... (Ps 611,899) (Ps1,214,854)
 Adjustments to reconcile net loss to resources provided by operating activities:
   Depreciation and amortization.................................................     721,219       674,815
                                                                                  -----------  ------------
                                                                                      109,320      (540,039)
 Changes in working capital:
   Trade receivables, net........................................................    (158,276)      (84,596)
   Receivable from domestic operators, net.......................................     155,419        (8,181)
   Due from affiliates and other related parties.................................      25,671      (280,152)
   Recoverable taxes and other receivables.......................................     (40,105)            4
   Other accounts receivable, prepaid expenses and other assets..................      (9,739)       (8,927)
   Restricted investments........................................................       7,118       326,224
   Accounts payable..............................................................    (109,899)       62,378
   Due to affiliates and other related parties...................................    (100,316)      (29,926)
   Accrued expenses and other payables...........................................     269,758       345,440
                                                                                  -----------  ------------
     Resources provided by (used in) operating activities........................     148,951      (217,775)
                                                                                  -----------  ------------
INVESTING ACTIVITIES:
 Purchase of real estate and equipment...........................................    (598,134)     (176,788)
 Deferred charges and other assets...............................................     (60,630)       31,270
 Restricted investments..........................................................     356,008            --
                                                                                  -----------  ------------
     Resources used in investing activities......................................    (302,756)     (145,518)
                                                                                  -----------  ------------
FINANCING ACTIVITIES:
 Bank loans and notes payable....................................................     250,676      (146,927)
 (Decrease) increase of senior debt notes........................................    (222,466)      378,934
 Notes payable...................................................................     140,371       (17,386)
                                                                                  -----------  ------------
     Resources provided by financing activities..................................     168,581       214,621
                                                                                  -----------  ------------
Increase (decrease) in cash and cash equivalents.................................      14,776      (148,672)
Cash and cash equivalents, beginning of period...................................     196,987       250,380
                                                                                  -----------  ------------
     Cash and cash equivalents, end of period....................................  Ps 211,763   Ps  101,708
                                                                                  ===========  ============

   The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

                  ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of Mexican Pesos in purchasing power as of September
                                   30, 2002)

1.  Liquidity and Capital Resources

   Our cash flow from operations will not be sufficient to meet the interest payment on our senior notes due in November, 2002. We also have other debts, which are mentioned in Note 3.

   On September 23, 2002, Alestra, registered in the Securities and Exchange Commission (SEC) its proposal for the repurchase and exchange of each and every one of its pending senior debt notes with maturity in 2006 and 2009, for new senior debt notes.

   As part of the proposal, Alestra intends to include an option that will allow for the repurchase in cash of a portion of the effective debt. In the event that this option were oversubscribed, exceeding the amount of cash available for this purpose, the noteholders will receive a prorated amount in cash and new debt notes. Although the terms, including the number of notes to be repurchased, the price payable for these notes and the interest rate of the new debt notes, have not been defined yet, the Company intends to exchange senior debt notes at 12 1/8% with maturity in 2006 for senior notes with maturity in 2008, and senior notes at 12 5/8% with maturity in 2009 for senior notes with maturity in 2011. The aforementioned proposal has been registered in the SEC, but is not yet effective. If the Company fails to make its November 15, 2002 interest payment prior to the expiration of the grace period on December 15, 2002, an event of default will occur under the indentures for the existing notes, which may result in the acceleration of the notes, requiring the immediate repayment of their entire principal amount. The Company will not be able to make either the principal or interest payments on the notes unless it is successful in obtaining alternate financing sources from third parties or additional funds from its shareholders.

2.  Preparation of Interim Financial Statements

  a. Basis of presentation

   The unaudited interim condensed consolidated financial statements of Alestra, S. de R. L. de C. V. (Alestra or the Company) have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican
GAAP) as promulgated by the Mexican Institute of Public Accountants ("MIPA"). A summary of differences between Mexican GAAP and accounting principles generally accepted in the United States of America ("U.S. GAAP") is included in Note 4.

   The consolidated financial statements are expressed in Mexican pesos, denoted by the symbol "Ps". Certain prior year balances have been reclassified to conform to Alestra's current period presentation.

   The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2001 included in the Alestra Annual Report on Form 20-F.

   The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, S. A. de C. V. ("Servicios Alestra") in which it holds 99.99% of the capital stock. All significant intercompany balances and transactions have been eliminated.

   The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include certain international long distance services revenues and expenses, the allowance for doubtful accounts and Special Project Charges. Actual results could differ from those estimates.

                  ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

 (Expressed in thousands of Mexican Pesos in purchasing power as of September
                                   30, 2002)


  b. Recognition of the effects of inflation

   The financial information for prior periods has been restated to September 30, 2002 purchasing power by applying the restatement factor of 3.94%.

  c. Revenue recognition

   In 2001, Telmex submitted to the approval of Comision Federal de Telecomunicaciones (Cofetel) the rates of payments classification, contained in the contract entered into by Telmex and MCI International, establishing the settlement rates of international long distance services exchanged between Mexico and the United States.

   From January 1 to February 28, 2002, the settlement rate was US$0.135 per minute. In 2002, Telmex, MCI International and AT&T reached an agreement to reduce the settlement rates between Mexico and the United States for the 2002-2003 period. Under this agreement, the carriers will reduce settlement rates depending on the destination of the call. For calls originating in the United States and terminating in Mexico City, Monterrey and Guadalajara, the settlement rate will be US$0.055 per minute. For traffic between the United States and the equal access cities different from Mexico City, Monterrey and Guadalajara, the settlement rate will be US$0.0850 per minute and for all non-equal access cities in Mexico, the settlement rate will be US$0.1175 per minute. Mexican carriers will pay US$0.055 per minute for traffic terminated in the United States.

   A resolution issued by COFETEL on May 21, 2002, states that for purposes of determining the traffic proportions to be included in the Proportional Return System, the settlements corresponding to the traffic originated in a foreign country and sent into Mexico for re-routing to its final destination in a country other than Mexico, should not be considered. In the event that this resolution becomes effective, Company would have to renegotiate with other carriers the redistribution of the proportional return traffic industry wide. Alestra has received written notice from Telmex indicating the portion of the settlement amounts payable to Telmex. In its letter to Alestra dated June 13, 2002, Telmex asserted that, based on its assumptions which are disputed by the Company, Alestra owes it $22.5 million in connection with proportionate return adjustments, including rerouting adjustments, which are not recorded in Alestra's books. We are currently disputing the validity of the resolution and Telmex's claim to such settlement amounts. The Company has not accrued this amount, based on the opinion of its legal counsel, who has concluded that its arguments are sufficiently solid to conclude that it will prevail; also, the Company intends to contest vigorously this resolution.

  d. New accounting principles

   In December 2001, the Mexican Institute of Public accountants ("MIPA") issued Statement C-8 "Intangible Assets" effective as from January 1, 2003. This statement establishes criteria for the recognition of intangibles assets, as well as their accounting treatment through particular valuation, disclosure and presentation regulations. Management is currently evaluating the effect that the adoption of this bulletin may have on its consolidated financial statements.

   In November 2001, the MIPA issued Statement C-9 "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" effective as from January 1, 2003. This statement establishes particular valuation, disclosure and presentation regulations for liabilities and provisions, as well as those for commitments and contingent assets and liabilities. Management is evaluating the effect this new bulletin may have on its financial statements.

3.  Notes Payable

   As of September 30, 2002, bank loans and notes payable consist of the following:

   Revolving bank loan for Ps. 50,833 (US$5.0 million) with Banque Nationale de Paris, Paribas at an annual rate of Libor plus 1.5% with original maturity in July 1, 2002. This loan was paid on October 15, 2002.

                  ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

 (Expressed in thousands of Mexican Pesos in purchasing power as of September
                                   30, 2002)


   Notes payable to Hewlett Packard de Mexico, S. A. de C. V., amounting to Ps. 165,425 (US$16.2 million) at a 10.08% annual rate for the supply of equipment for telecommunications projects with maturities in 2004 and 2005.

   Capital lease contract with The Capita Corporation de Mexico, S. A. de C. V., for Ps. 49,512 (US$4.8 million) for telecommunications equipment, at a 9.18% annual rate, payable in 36 monthly payments and maturing in June 2004.

4.  Differences Between Mexican GAAP and U.S. GAAP

   The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders' equity are presented below with an explanation of the adjustments.

                                                          Nine months ended September 30,
                                                          ------------------------------
                                                               2001            2002
                                                           -------------   ------------
Reconciliation of net loss:
Net loss as reported under Mexican GAAP.................. (Ps   611,899)   (Ps1,214,854)
                                                           -------------   ------------
U.S. GAAP adjustments:
   Fifth amendment effect on depreciation expense........       (88,556)        (49,373)
   Reversal of preoperating expense amortization.........       149,933         149,933
   Depreciation of capitalized comprehensive financing
     costs under Mexican GAAP............................          (744)           (744)
   Depreciation of capitalized interest under U.S. GAAP..        (4,490)         (4,490)
                                                           -------------   ------------
       Total U.S. GAAP adjustments.......................        56,143          95,326
                                                           -------------   ------------
       Net loss under U.S. GAAP.......................... (Ps   555,756)   (Ps1,119,528)
                                                           =============   ============

                                                               2001            2002
                                                           -------------   ------------
Reconciliation of stockholders' equity:
Total stockholders' equity as reported under Mexican GAAP  Ps 1,346,867     Ps  228,549
                                                           -------------   ------------
U.S. GAAP adjustments:
   Fifth amendment effect on real estate and equipment...       973,438         771,906
   Preoperating expenses.................................    (1,100,816)       (901,015)
   Minority interest under Mexican GAAP..................            (2)             (2)
   Net adjustment for comprehensive financing costs and
     interest capitalization under U.S. GAAP.............        29,656          22,677
                                                           -------------   ------------
       Total U.S. GAAP adjustments.......................        97,724        (106,434)
                                                           -------------   ------------
       Total stockholders' equity under U.S. GAAP........  Ps 1,249,143     Ps  122,115
                                                           =============   ============

   A summary of the Company's statement of changes in stockholders' equity with balances determined under U.S. GAAP is as follows:

                                              2001          2002
                                         -------------  ------------
          Balance at beginning of period Ps  1,804,899  Ps 1,241,643
          Net loss for the period.......      (555,756)   (1,119,528)
                                         -------------  ------------
          Balance at end of period...... Ps  1,249,143  Ps   122,115
                                         =============  ============

                  ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

 (Expressed in thousands of Mexican Pesos in purchasing power as of September
                                   30, 2002)


   A summary of the Company's stockholders' equity after the U.S. GAAP adjustments described above, as of September 30, 2001 and 2002 is as follows:

                                                      2001          2002
                                                  ------------  ------------
   Capital stock................................. Ps 8,894,829  Ps 8,894,829
   Accumulated losses............................   (7,645,686)   (8,772,714)
                                                  ------------  ------------
      Total stockholders' equity under U.S. GAAP. Ps 1,249,143  Ps   122,115
                                                  ============  ============

   The following table presents summarized statements of income in constant Pesos, including all U.S. GAAP adjustments, for the nine months ended September 30, 2001 and 2002:

                                                               2001           2002
                                                          -------------  -------------
Net revenues.............................................  Ps 3,413,465   Ps 3,077,536
Cost of services (excluding depreciation presented below)    (1,660,558)    (1,358,293)
Administration and selling...............................    (1,272,530)    (1,232,854)
Depreciation and amortization............................      (665,076)      (579,489)
                                                          -------------  -------------
Operating loss...........................................      (184,699)       (93,100)
                                                          -------------  -------------
Financial expense, net:
   Interest income.......................................        48,977         14,762
   Interest expense......................................      (600,419)      (602,629)
   Exchange gains (losses)...............................         5,369       (652,192)
   Gain from monetary position...........................       181,199        232,491
                                                          -------------  -------------
                                                               (364,874)    (1,007,568)
Other expense............................................        (2,142)       (15,538)
                                                          -------------  -------------
Net loss before asset tax................................      (551,715)    (1,116,206)
Asset tax................................................        (4,041)        (3,322)
                                                          -------------  -------------
Net loss................................................. (Ps   555,756) (Ps 1,119,528)
                                                          =============  =============

  Minority Interest

   Under Mexican GAAP the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section of the balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders' equity.

  Restatement of Equipment

   Effective January 1, 1997, the Company adopted the Fifth Amendment, including the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

  Preoperating Expenses

   Under Mexican GAAP, preoperating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

                  ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

 (Expressed in thousands of Mexican Pesos in purchasing power as of September
                                   30, 2002)


  Capitalization of Financing Costs

   Mexican GAAP permits the capitalization of comprehensive financing costs, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses on acquired assets under construction and on preoperating expenses.

   U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under U.S. GAAP to capitalize interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt; also, it is not acceptable to capitalize interest income. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing costs on deferred expenses.

  Cash Flows

   Mexican GAAP Bulletin B-12, "Statements of Changes in Financial Position" ("Bulletin B-12"), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

                  ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

 (Expressed in thousands of Mexican Pesos in purchasing power as of September
                                   30, 2002)


   Presented below are statements of cash flows for the nine months ended September 30, 2001 and 2002 prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to September 30, 2002 purchasing power.

                                                                              Nine months ended September,
                                                                              ---------------------------
                                                                                  2001          2002
                                                                              -----------   ------------
OPERATING ACTIVITIES:
Net loss..................................................................... (Ps 555,756)  (Ps1,119,528)
Adjustments to reconcile net loss to cash flows used in operating activities:
 Gain from monetary position.................................................     181,199        232,491
 Unrealized exchange gain (loss).............................................       3,649        (53,669)
 Depreciation and amortization...............................................     665,076        579,489
 Allowance for doubtful accounts.............................................     (69,697)        86,150
 Provision for special project charges.......................................     108,515         75,170
 Changes in operating assets and liabilities:
   Current assets............................................................      12,834       (409,634)
   Current liabilities.......................................................    (478,783)       354,175
                                                                              -----------   ------------
     Cash flows used in operating activities.................................    (132,963)      (255,356)
                                                                              -----------   ------------
INVESTING ACTIVITIES:
Purchases of real estate and equipment.......................................    (598,133)      (176,788)
Deferred charges and other assets............................................     (60,630)        31,270
Restricted investment........................................................     347,093        350,928
                                                                              -----------   ------------
     Cash flows (used in) provided by investing activities...................    (311,670)       205,410
                                                                              -----------   ------------
FINANCING ACTIVITIES:
Proceeds from bank loans.....................................................     476,267         50,278
Payments of bank loans.......................................................          --       (183,425)
                                                                              -----------   ------------
Cash flows provided by (used in) financing activities........................     476,267       (133,147)
                                                                              -----------   ------------
Net effects of inflation on cash and cash equivalents........................     (16,841)        34,421
                                                                              -----------   ------------
Increase (decrease) in cash and cash equivalents.............................      14,793       (148,672)
Cash and cash equivalents, beginning of period...............................     196,987        250,380
                                                                              -----------   ------------
     Cash and cash equivalents, end of period................................  Ps 211,780    Ps  101,708
                                                                              ===========   ============
Non-cash investing and financing activities:
 Acquisition of equipment under capital leases...............................  Ps 476,267    Ps   50,278
                                                                              ===========   ============
Interest and taxes paid:
 Interest paid...............................................................  Ps  18,824     $   18,492
 Income tax paid.............................................................       4,045          2,430
                                                                              ===========   ============

Signatures

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           Alestra, S. de R.L. de C.V.


                           /s/ Patricio E. de la Garza
                           ---------------------------------
                           Patricio E. de la Garza
                           Chief Financial and Administrative Officer

Date: November 27, 2002